November 14, 2024

Anthony G. Petrello
Chairman, President and Chief Executive Officer
Nabors Industries Ltd.
Crown House
4 Par-La-Ville Road
Second Floor
Hamilton, HM08, Bermuda

       Re: Nabors Industries Ltd.
           Registration Statement on Form S-4
           Filed October 31, 2024
           File No. 333-282909
Dear Anthony G. Petrello:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Scott Golenbock